Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three and Six Months ended December 31, 2009 and 2008
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended December 31, 2009

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three and six months ended December 31, 2009 and 2008 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for December 31, 2009 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		December 31,	June 30,
	Note	2009	2009
		(Unaudited)	(Audited)
Assets
Current
Bank		$224,928	$398,408
Other assets	3	39,916	12,074
		264,844	410,482
Liabilities
Current
Accounts payable and accrued liabilities	4	$42,409	$91,307
		42,409	91,307
Shareholders' Equity
Capital stock	5	6,656,265	6,656,265
Contributed surplus		326,951	326,951
Warrants	6	1,146,081	1,146,081
Deficit and comprehensive loss		(7,906,862)	(7,810,122)
		222,435	319,175
		$264,844	$410,482
Related Party Transactions (Note 8)
Commitments and contingencies (Note 9)

Approved by the Board  ”Gregg Goldstein”  Director     ”J. Stephen Wilson” Director
                                            (signed)                                      (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
(Canadian Dollars)

		Three	Six	Three	Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		December 31,	December 31,	December 31,	December 31,
	Note	2009	2009	2008	2008
Revenue
Interest income		$-	$-	$1,606	$5,087
Total Revenue		$-	$-	$1,606	$5,087
Expenses
Consulting	8	15,000	30,000	15,000	63,581
Office and general		11,078	22,088	10,222	20,428
Shareholders information		5,097	5,969	6,346	7,966
Professional fees		657	657	9,597	12,201
Bank charges and interest		182	754	416	724
Foreign exchange (gain)/loss		6,813	37,272	(182,230)	(234,365)
		38,827	96,740	(140,649)	(129,465)
Net income (loss) and
Comprehensive income (loss) for the period		$(38,827)	$(96,740)	$142,255	$134,552
Net earnings (loss) per share -
basic and diluted	7	$(0.00)	$(0.01)	$0.01	$0.01

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2009	2008	2008
Cash flows from operating activities
Net income (loss) for the period	$(38,827)	$(96,740)	$142,255	$134,552

Items not affecting cash
Stock based compensation	-	-	-	33,581
Amortization of investment in film	-	-	-	-
and televison programs
Cash effect of changes in:
Other assets	2,795	(27,842)	10,187	44,305
Accounts payable and accrued liabilities	(62,728)	(48,898)	(46,352)	(129,638)
Increase (decrease) in cash	(98,760)	(173,480)	106,090	82,800
Cash, beginning of period	323,688	398,408	1,306,747	1,330,037
Cash, end of period	$224,928	$224,928	$1,412,837	$1,412,837

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three and Six Months Ended December 31, 2009

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit and Comprehensive Loss	Shareholders' Equity (Deficiency)

Balance June 30, 2007	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,868,035)	$1,990,665
Net loss for the period	-	-	-	-	(788,811)	(788,811)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$326,951	$(8,656,846)	$1,201,854

Fair value of stock options granted for consulting services	-	-	-	33,581	-	33,581
Net income for the period	-	-	-	-	(916,260)	(916,260)
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$360,532	$(9,573,106)	$319,175
Net loss for the period	-	-	-	-	(57,913)	(57,913)
Balance September 30, 2009	13,721,744	$6,656,265	$1,146,081	$360,532	$(9,631,019)	$261,262
Net loss for the period	-	-	-	-	(38,827)	(38,827)
Balance December 31, 2009	13,721,744	$6,656,265	$1,146,081	$360,532	$(9,669,846)	$222,435

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

1.    NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2009.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2009 and the results of operations and equity and cash flows for the three and six month periods ended December 31, 2009.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except for the adoption of the new accounting and disclosure policies detailed below.

3.    OTHER ASSETS

	December 31,	June 30
	2009	2009
	(Unaudited)	(Audited)
Deposits and prepayments	$20,116	$680
Taxes recoverable	19,800	11,394
	$39,916	$12,074

Deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into June 2009, which extended the coverage to June 2010.  The costs of the policy are expensed on a straight line basis over the life of the policy.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		December 31,	June 30,
		2009	2009
		(Unaudited)
Accounts payable	(a)	$9,869	$40,767
Accrual	(b)	0	18,000
Production advances	(c)	32,540	32,540
		$42,409	$91,307

(a)
As at December 31, 2009, accounts payable were regular trade payables incurred in the normal course of business, primarily for filing fees and professional services rendered during the current fiscal year.

(b)	Accruals at June 30, 2009 are for estimated audit fees.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2009 - $26,540).

5.    CAPITAL STOCK

(a)	Authorized: Unlimited number of common shares

(b)	Issued:

	December 31, 2009		June 30, 2009
	(Unaudited)
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	13,721,744	$6,656,265	13,721,744	$6,656,265

End of period	13,721,744	$6,656,265	13,721,744	$6,656,265

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

5.    CAPITAL STOCK – continued

(c)	Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of these options are outstanding as of December 31, 2008.

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	3.25%
Expected dividend	nil
Expected volatility	129%
Expected life	1826 days
Market price	US$0.01

The amount of $33,581 has been accounted for as a stock compensation expense in the first quarter ended September 30, 2008.

6.    WARRANTS

	As at September 30,		As at June 30,
	2009		2009
	(Unaudited)
	# of warrants	Fair value	# of warrants	Fair value

Issued and outstanding at end of period	6,193,600	$1,146,081	6,193,600	1,146,081

(a)
 On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

7.    INCOME (LOSS) PER SHARE

Income (loss) per share is calculated on the weighted average number of common shares outstanding during the three and six month periods ended December 31, 2009, which were 13,721,744 shares (Three and six months ended December 31, 2009 – 13,721,744).

The Company had approximately 6.2 million share purchase warrants and 4.0 million stock options issued and outstanding as at December 31, 2009. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

8.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and six months ended December 31, 2009 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees in the three month period ended December 31, 2009 include $15,000 paid to the Chief Financial Officer for services rendered during the period (three month period ended December 31, 2008 - $15,000 to the Chief Financial Officer).  Consulting fees in the six month period ended December 31, 2009 include $30,000 paid to the Chief Financial Officer for services rendered during the period (six month period ended December 31, 2008 - $30,000 to the Chief Financial Officer).  It also includes $33,581 of stock compensation expenses in the six month period ended December 31, 2008 relating to the issuance of stock options to the Chief Executive Office as described in Note 5 above.

9.    COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

10.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2009 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended December 31, 2009 and 2008.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

December 31,	2009 (Unaudited)				2008 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	-	-	-	-	-	-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from Reportable segments				$-				$-
Other				-				1,606
				$-				$1,606
Net Income (Loss)
Total losses from Reportable segments				$-				$-
Other				(38,827)				142,255
				$(38,827)				$142,255
Assets
Total assets used for Reportable segments				$-				$-
Other				264,844				1,424,893
				$264,844				$1,424,893
Liabilities
Total liabilities of the Reportable segments				$32,540				$32,540
Other				9,869				22,366
				$42,409				$54,906

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2009 and 2008

11.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation    S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2009.

12.  PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.